Exhibit 99.2

AIXTRON Announces Fiscal Year 2004 Financial Results

— 55 Percent Revenue Increase Year Over Year —

— Return to Net Income —

— Strong Cash Balance Maintained —

Aachen, Germany – March 31, 2005 – AIXTRON AG (FSE: AIX; ISIN DE0005066203; NASDAQ: AIXG), a leading provider of deposition equipment to the semiconductor industry, today announced full financial results for fiscal year 2004, ended December 31, 2004.

Total fiscal year 2004 revenues rose by 55 percent year over year, from Euro 90.4 million in 2003 to Euro 140.0 million in 2004.

Gross margin on sales improved from 20 percent in 2003 to 36 percent in 2004.

Net income totaled Euro 7.1 million in 2004, representing a net income per share of Euro 0.11. This compares to a net loss of Euro 17.8 million in 2003, representing a net loss per share of Euro 0.28.

Cash and cash equivalents amounted to Euro 45.5 million as of December 31, 2004, as compared to Euro 45.3 million as of December 31, 2003. The Company recorded no bank borrowings at year end 2004. The equity ratio as of December 31, 2004 was 77 percent, compared to 78 percent as of December 31, 2003.

The total value of equipment orders received rose by 40 percent year over year, from Euro 79.3 million as of December 31, 2003, to Euro 111.4 million as of December 31, 2004. The equipment order backlog as of December 31, 2004 was Euro 36.6 million, as compared to Euro 59.4 million as of December 31, 2003. The revenue value of orders, not yet recognized, at customer locations awaiting acceptance totaled Euro 15.6 million as of December 31, 2004.

Operational Highlights for 2004

•	13 percent of total revenues in 2004 was generated in the United States, 77 percent in Asia, and 10 percent in Europe. The comparable numbers for 2003 were 16 percent in the United States, 73 percent in Asia, and 11 percent in Europe.

•	The sale of equipment generated 83 percent of consolidated total revenues in 2004, as compared to 78 percent in 2003. The remaining revenues were provided by spare parts sales and service.

•	Research and development expenses in 2004 were Euro 20.1 million, or 14 percent of total revenues, as compared to Euro 14.2 million, or 16 percent of total revenue in 2003.

•	As of December 31, 2004, the number of employees in the AIXTRON Group was 443. This compares to 385 employees as of December 31, 2003.

Management Review and Business Outlook

Paul Hyland, Chief Executive Officer at AIXTRON, commented: “We are delighted we are able to report that AIXTRON’s business improved significantly in 2004, with revenues increasing by 55 percent year over year and the Company returning to profit. AIXTRON’s gross margin on sales rose to 36 percent, from 20 percent in the previous year, and order intake increased by

40 percent year over year. This set of results reflects a strong business recovery by AIXTRON in what is a continuously challenging business environment.”

Hyland said: “Clearly the most significant corporate issue in 2004 was the Company’s decision to acquire the business of Genus, Inc. in Sunnyvale, California, an established deposition system supplier to the silicon semiconductor industry. The complementary set of skills and technology of Genus fits comfortably with our strategy of diversifying our technology into three end customer groups: compound semiconductors, silicon semiconductors, and organic semiconductors.”

Hyland continued: “As being predicted by many market watchers, we believe that the business climate may remain difficult for the next twelve months, but nevertheless, we expect to maintain our very strong position in the Compound Semiconductor MOCVD system market and remain positive about our ability to build a much stronger position in both the OVPD® Display and the Silicon semiconductor arenas in the coming year.”

“This latter opportunity in Silicon is greatly enhanced by the recent acquisition of Genus, and the focus for management in 2005 will be on the integration and consolidation of the AIXTRON and Genus Silicon groups. We will have a clearer insight into the timing and volume of business in 2005 once we have completed our post-acquisition reviews, and I remain very optimistic about the medium and long term prospects for all the AIXTRON group of companies.”

About AIXTRON

AIXTRON AG (FSE: AIX; ISIN DE0005066203; NASDAQ: AIXG) is a leading provider of deposition equipment to the semiconductor industry. The Company’s products are used by a diverse range of customers worldwide to manufacture advanced semiconductor components such as HBTs, PHEMTs, MESFETs, Lasers, LEDs, Detectors, and VCSELs used in fiber optic communication systems, wireless and mobile telephony applications, optical storage devices, illumination, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and NASDAQ, and are included both in the TecDAX index and the MSCI World Index. More information about AIXTRON can be found on the Web at www.aixtron.com.

Contact:

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.

Consolidated Balance Sheet (US GAAP)

Assets
Euro in thousands	31.12.2004	31.12.2003
Cash and cash equivalents	45,498	45,303
Accounts receivable net of allowances of k €355 (previous year k €187)	16,008	9,495
Inventories	35,101	33,011
Other current assets	6,005	7,162
Deferred income taxes— net	2,309	1,427
Total current assets	104,921	96,398
Property, plant and equipment—net	41,598	43,300
Goodwill	13,633	12,957
Other intangible assets	4,295	4,558
Deferred tax assets	4,613	6,153
Other non-current assets	5,820	346
Total assets	174,880	163,712

Liabilities & shareholders’ equity
Current liabilities
Accounts payable	10,769	9,714
Accrued expenses and other current liabilities	12,415	8,423
Advanced payments from customers	13,529	13,097
Convertible bonds	3	3
Deferred revenues	1,845	3,088
Total current liabilities	38,561	34,325
Long-term liabilities
Other long-term liabilities	104	152
Pensions accrual	811	784
Total long-term liabilities	915	936
Total liabilities	39,476	35,261
Minority interests	—	159
Shareholders’ equity
Subscribed capital	64,832	64,832
No. of shares: 64,831,512 (previous year: 64,831,512)
Additional paid-in capital	27,647	27,584
Retained earnings	43,797	36,651
Accumulated other comprehensive income/(loss)	(872)	(775)
Total shareholders’ equity	135,404	128,292
Total liabilities and shareholders’ equity	174,880	163,712

Consolidated Statement of Income (US GAAP)

Euro in thousands, except per share amounts	2004	2003
Sales revenues	140,004	90,402
Cost of sales	89,957	71,983
Gross profit	50,047	18,419
Operating expenses
Selling expenses	17,931	15,731
General and administrative expenses	13,088	10,775
Research and development costs	20,149	14,222
Other operating income	9,939	3,140
Other operating expenses	721	2,852
Impairment of goodwill	—	2,867
Restructuring charges	—	1,718
Operating income	8,097	(26,606)
Interest income	786	1,139
Interest expense	2	13
Income (loss) before income taxes	8,881	(25,480)
Provision (benefit) for income taxes	1,787	(7,442)
Net income (loss) before minority interest	7,094	(18,038)
Minority interests	52	200
Net income (loss)	7,146	(17,838)
Net income (loss) per common share — basic	0.11	(0.28)
Net income (loss) per common share — diluted	0.11	(0.28)
Weighted average number of shares used in computing per share amounts:
Basic	64,831,512	64,831,512
Diluted	64,856,952	64,831,512
Consolidated Statements of Comprehensive Income (Loss)
Net income	7,146	(17,838)
Foreign currency translation adjustment	48	(1,870)
Gain (loss) on derivative financial instruments	(145)	1,469
	7,049	(18,239)

Consolidated Statement of Cash Flows (US GAAP)

Euro in thousands	2004	2003
Operating Activities
Net income (loss)	7,146	(17,838)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock compensation	63	86
Impairment of goodwill	—	2,867
Depreciation and amortization expense	5,986	5,832
Loss (gain) on disposal of fixed assets	370	15
Loss (gain) on disposal of investment	—	80
Deferred income taxes	658	(5,468)
Changes to assets and liabilities:
Accounts receivable	(6,513)	2,430
Inventories	(2,090)	9,137
Other assets	(4,243)	904
Accounts payable	1,055	1,682
Accrued expenses and other current liabilities	5,232	(5,211)
Deferred revenues	(1,243)	1,405
Long-term liabilities	(21)	194
Advanced payments from customers	432	(3,579)
Net cash provided by (used in) operating activities	6,832	(7,464)
Investing Activities
Purchase of fixed assets	(3,763)	(3,179)
Purchase of intangible assets	(618)	(94)
Purchase of minority interests	(2,011)	—
Purchase of long-term investment	—	(52)
Sale of long-term investment	3	4
Net cash used in investing activities	(6,389)	(3,321)
Cash Flow provided by (used in) Financing Activities
Change in minority interest	(52)	(199)
Dividends paid	—	(5,186)
Net cash provided by (used in) financing activities	(52)	(5,385)
Effect of exchange rate changes on cash and cash equivalents	(196)	(813)
Net change in cash and cash equivalents	195	(16,983)
Cash and cash equivalents at beginning of period	45,303	62,286
Cash and cash equivalents at end of period	45,498	45,303
Supplemental disclosures:
Interest paid	2	13
Income taxes	(694)	235

Consolidated Statement of Changes in Shareholders’ Equity (US GAAP)

Euro in thousands	Ordinary shares		Add. Paid-in Capital	Retained Earnings	Foreign currency translation adjustments	Change in Value of f/x currency contracts for Cash Flow hedge	Total Share- holder’s Equity
	No. of shares	Amount
Balance at December 31st, 2002	64,831,512	64,832	27,498	59,675	(374)	—	151,631
Dividends				(5,186)			(5,186)
Foreign currency translation adjustment					(1,870)		(1,870)
Deferred stock compensation			86				86
Gain (loss) on derivative financial instruments						1,469	1,469
Net loss				(17,838)			(17,838)
Balance at December 31st, 2003	64,831,512	64,832	27,584	36,651	(2,244)	1,469	128,292
Foreign currency translation adjustment					48		48
Deferred stock compensation			63				63
Gain (loss) on derivative financial instruments						(145)	(145)
Net income				7,146			7,146
Balance at December 31st, 2004	64,831,512	64,832	27,647	43,797	(2,196)	1,324	135,404